UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exercise of overallotment option in connection with the initial public offering of Basel Medical Group Ltd

On February 24, 2025, Basel Medical Group Ltd, a British Virgin Islands business company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Cathay Securities, Inc., as the representative (the “Representative”) of the underwriters (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) of an aggregate of 2,205,000 of the Company’s ordinary shares with no par value (the “Ordinary Shares”), at a public offering price of US$4.00 per share. In addition, the Company granted the Underwriters a 45-day option to purchase up to an additional 330,750 Ordinary Shares at the public offering price, less the underwriting discount.

The Ordinary Shares are approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “BMGL” on February 25, 2025.

On March 17, 2025, the Representative exercised the overallotment option in full to purchase an additional 330,750 Ordinary Shares at US$4.00 per share, less the underwriting discount. The issuance of the overallotment option shares closed on March 19, 2025. Following such closing, the Company had a total of 18,785,750 ordinary shares issued and outstanding. Concurrently on March 19, 2025, in connection with the Underwriting Agreement, the Company issued to the Representative a further warrant, which together with the previous warrant issued and dated February 26, 2025 (collectively the “Representative’s Warrant”), constitute warrants to subscribe for, purchase and receive, in whole or in part, up to 126,787 Ordinary Shares, equating to five percent (5%) of the aggregate number of Ordinary Shares sold in the Offering, including Ordinary Shares sold upon exercise of the over-allotment option, at an exercise price of US$5.00 per Ordinary Share (which is equal to one hundred and twenty-five percent (125%) of the public offering price. The Representative’s Warrant has an exercise period of five years and expires at 5:00 p.m. Eastern Time, on February 24, 2030, subject to applicable FINRA rules on underwriter compensation.

The total gross proceeds to the Company from the Offering, including the exercise of the overallotment option, before deducting underwriting discounts, non-accountable expense allowance and expenses, is US$10,143,000.

On March 19, 2025, the Company issued a press release furnished herein as Exhibit 99.1, announcing the exercise of the overallotment option.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS

Exhibit No.	Description
4.1	Representative’s Warrant dated March 19, 2025 granted to Cathay Securities, Inc.
99.1	Press Release dated as of March 19, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Title:	Chief Executive Officer and Director

Date:	March 19, 2025